UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Black Diamond Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09203E105

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09203E105

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,197,230 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,197,230 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,230 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI.

(3)

The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2020 (the “Form 10-Q”).

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,798,675 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,798,675 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,798,675 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 6,197,230 shares held by Versant VI and (ii) 601,445 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,798,675 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,798,675 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,798,675 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 6,197,230 shares held by Versant VI and (ii) 601,445 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 601,445 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 601,445 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,445 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 601,445 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 601,445 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,445 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,017,016 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,017,016 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,017,016 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,017,016 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,017,016 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,017,016 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,125,778 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,125,778 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,778 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,125,778 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,125,778 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,778 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,125,778 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,125,778 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,778 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D/A is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Black Diamond Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 139 Main Street, Cambridge, MA 02142.

This Amendment No 1. (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on February 13, 2020 (the “Original 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Amendment is being filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(f)

Versant VI - formed under the laws of the state of Delaware

Versant I Parallel - formed under the laws of Ontario, Canada

Versant Voyageurs I - formed under the laws of Ontario, Canada

Versant Vantage I – formed under the laws of the state of Delaware

Versant Ventures VI GP – formed under the laws of the state of Delaware

Versant Ventures VI GP-GP – formed under the laws of the state of Delaware

Versant Voyageurs I GP LP - formed under the laws of the state of Delaware

Versant Voyageurs I GP – formed under the laws of Nova Scotia, Canada

Versant Vantage I GP LP - formed under the laws of the state of Delaware

Versant Vantage I GP-GP - formed under the laws of the state of Delaware

Item 4. Purpose of Transaction

The last two sentences in Item 4 of the Original Schedule 13D are hereby amended and restated as follows:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On July 27, 2020, Versant Voyageurs I effected a pro rata distribution without additional consideration of 192,576 shares of Common Stock to its limited partners. As a result of such distribution, Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On July 27, 2020, Versant I Parallel effected a pro rata distribution without additional consideration of 57,424 shares of Common Stock to (i) Versant Voyageurs I GP LP, its general partner and (ii) its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On July 27, 2020, Versant Vantage I effected a pro rata distribution without additional consideration of 79,217 shares of Common Stock to (i) Versant Vantage I GP LP, its general partner and (ii) its limited partners. Versant Vantage I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Vantage I GP-GP and (ii) its limited partners. Versant Vantage I GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On August 10, 2020, Versant VI sold 5,492 shares of Common Stock at a weighted average price per share of $33.0382 for aggregate proceeds of approximately $181,445.79.

On August 10, 2020, Versant Vantage I sold 725 shares of Common Stock at a weighted average price per share of $33.0382 for aggregate proceeds of approximately $23,952.70.

On August 11, 2020, Versant VI sold 6,692 shares of Common Stock at a weighted average price per share of $33.0813 for aggregate proceeds of approximately $221,380.06.

On August 11, 2020, Versant Vantage I sold 883 shares of Common Stock at a weighted average price per share of $33.0813 for aggregate proceeds of approximately $29,210.79.

On August 12, 2020, Versant VI effected a pro rata distribution without additional consideration of 300,000 shares of Common Stock to (i) Versant Ventures VI GP, its general partner and (ii) its limited partners. Versant Ventures VI GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Ventures VI GP-GP and (ii) its limited partners. Versant Ventures VI GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On August 18, 2020, Versant VI effected a pro rata distribution without additional consideration of 300,000 shares of Common Stock to (i) Versant Ventures VI GP, its general partner and (ii) its limited partners. Versant Ventures VI GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Ventures VI GP-GP and (ii) its limited partners. Versant Ventures VI GP-GP, then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Versant VI, Versant I Parallel, Versant Voyageurs I and Versant Vantage I (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Bradley Bolzon, Ph.D. (“Dr. Bolzon”), who is Chairman and Managing Director of Versant Ventures, and Alexander Mayweg, Ph.D. (“Dr. Mayweg”), who is a Partner at Versant Ventures, are also members of the board of directors of the Issuer. In addition, in their respective capacities as members of the board of directors of the Issuer, Drs. Bolzon and Mayweg may each be entitled to receive stock options or other equity awards pursuant to the Company’s 2020 Stock Option and Incentive Plan, attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
Exhibit 4	2020 Stock Option and Incentive Plan and corresponding form of award agreements thereto (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on January 21, 2020 (SEC File No. 333-235789) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2020
Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I GP, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

/s/ Robin L. Praeger, President

Versant Voyageurs I GP Company

/s/ Robin L. Praeger, President

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

/s/ Robin L. Praeger, Managing Director